Subject to Completion Preliminary Term Sheet dated November 17, 2016	Filed Pursuant to Rule 433
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Product Supplement EQUITY INDICES LIRN-1 dated April 23, 2015)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	November , 2016 November , 2016 November , 2018
*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices

▪	Maturity of approximately two years
▪	1.5-to-1 upside exposure to increases in the Basket, subject to a capped return of [19% to 23%]
▪	The Basket will be comprised of the S&P 500® Index and the Russell 2000® Index. Each of those indices will be given an initial weight of 50%
▪	1-to-1 downside exposure to decreases in the Basket beyond a 5.00% decline, with up to 95.00% of the principal amount at risk
▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
▪	No interest payments
▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S”
▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.45 and $9.75 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

_________________________

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to HSBC	$9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November , 2016

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Summary

The Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Market Measure, which is the Basket of U.S. Equity Indices described below (the “Basket”), is greater than the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the S&P 500® Index and the Russell 2000® Index (each a “Basket Component”). On the pricing date, each of the Basket Components will be given an initial weight of 50%.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	An equally weighted basket of U.S. equity indices comprised of the S&P 500® Index (Bloomberg symbol: “SPX”) and the Russell 2000® Index (Bloomberg symbol: “RTY”). Each Basket Component is a price return index.
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The average of the values of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	The Threshold Value will be set to 95.00 on the pricing date.
Participation Rate:	150%
Capped Value:	[$11.90 to $12.30] per unit, which represents a return of [19% to 23%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-19.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES LIRN-1 dated April 23, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415024681/v408135_424b2.htm

▪	Prospectus supplement dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▪	Prospectus dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪      You anticipate that the Basket will increase from the Starting Value to the Ending Value.

▪      You are willing to risk a loss of principal and return if the Basket decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪      You accept that the return on the notes will be capped.

▪      You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪      You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪      You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪      You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪      You believe that the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪      You seek 100% principal repayment or preservation of capital.

▪      You seek an uncapped return on your investment.

▪      You seek interest payments or other current income on your investment.

▪      You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪      You seek an investment for which there will be a liquid secondary market.

▪      You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes based on the Participation Rate of 150%, a Threshold Value of 95% of the Starting Value and a Capped Value of $12.10 per unit (the midpoint of the Capped Value range of [$11.90 to $12.30]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value, and term of your investment.

The following table is based on the Starting Value of 100, the Threshold Value of 95, the Participation Rate of 150% and a hypothetical Capped Value of $12.10 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.50	-95.00%
50.00	-50.00%	$5.50	-45.00%
80.00	-20.00%	$8.50	-15.00%
85.00	-15.00%	$9.00	-10.00%
90.00	-10.00%	$9.50	-5.00%
94.00	-6.00%	$9.90	-1.00%
95.00(1)	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.30	3.00%
105.00	5.00%	$10.75	7.50%
110.00	10.00%	$11.50	15.00%
120.00	20.00%	$12.10(3)	21.00%
130.00	30.00%	$12.10	21.00%
140.00	40.00%	$12.10	21.00%
150.00	50.00%	$12.10	21.00%
160.00	60.00%	$12.10	21.00%

(1)	This is the Threshold Value.
(2)	The Starting Value will be set to 100.00 on the pricing date.
(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent hypothetical levels of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Redemption Amount Calculation Examples

Example 1
The Ending Value is 85.00, or 85.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	95.00
Ending Value:	85.00

Redemption Amount per unit

Example 2
The Ending Value is 97.00, or 97.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	95.00
Ending Value:	97.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	105.00

= $10.75 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value:	100.00
Ending Value:	130.00

= $14.50, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.10 per unit

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-19 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Component.

▪	The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component, and

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

have not verified any disclosure made by any other company, except to the extent that the common stock of Bank of America Corporation, which is the parent company of MLPF&S, is included in the S&P 500® Index.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Additional Risk Factors

The notes are subject to risks associated with small-size capitalization companies.

The stocks composing the RTY are issued by companies with small-sized market capitalization. The stock prices of small-size companies may be more volatile than stock prices of large capitalization companies. Small-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page PS-20 of product supplement EQUITY INDICES LIRN-1.

If November 15, 2016 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P 500® Index	SPX	50.00	2,180.39	0.02293168	50.00
Russell 2000® Index	RTY	50.00	1,302.144	0.03839821	50.00
				Starting Value	100.00

(1)	The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-20 of product supplement EQUITY INDICES LIRN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component.

(2)	These were the closing levels of the Basket Components on November 15, 2016.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on November 15, 2016 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2008 through November 15, 2016. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“S&P”), a part of McGraw Hill Financial, with respect to the S&P 500® Index, and FTSE Russell, which is wholly owned by London Stock Exchange Group, with respect to the Russell 2000® Index (S&P and FTSE Russell together, the “Index sponsors”). The Index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any Index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-19 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The S&P 500® Index (“SPX”)

The Index Sponsor Publishes the SPX

The SPX is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The Index sponsor chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which the Index sponsor uses as an assumed model for the composition of the total market.  The Index sponsor may from time to time in its sole discretion, add companies to or delete companies from, the SPX to achieve these objectives.

Relevant criteria employed by the Index sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Eleven main industry groups comprise the SPX:  Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Real Estate, Materials and Telecommunication Services.  Changes in the SPX are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol “SPX” and on the Index sponsor’s website.  Information contained in the Index sponsor’s website is not incorporated by reference in, and should not be considered a part of, this document.

The SPX does not reflect the payment of dividends on the stocks included in the SPX and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase such underlying stocks and hold them until the maturity date or earlier call.

Computation of the Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock.  In March 2004, the Index sponsor announced that it would transition the SPX to float adjusted market capitalization weights.  The transition began in March 2005 and was completed in September 2005.  The Index sponsor’s criteria for selecting stocks for the SPX were not changed by the shift to float adjustment.  However, the adjustment affects each company’s weight in the SPX (i.e., its Market Value).  Currently, the Index sponsor calculates the SPX based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in the SPX is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  Shares of a U.S. company traded in Canada as “exchangeable shares,” are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the Index sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this term sheet, the SPX is also calculated using a base-weighted aggregate methodology:  the level of the SPX reflects the total Market Value of all the component stocks relative to the SPX base period of 1941-43.  The daily calculation of the SPX is computed by dividing the Market Value of the SPX component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index.  While this might track this portfolio’s value in dollar terms, it would probably yield an unwieldy number in the trillions.  Therefore, the actual number used in the SPX is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the SPX includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.  Continuity in the level of the SPX is maintained by adjusting the Divisor for all changes in the SPX constituents’ share capital after the base period of 1941-43 with the level of the SPX as of the base period set at 10.  Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by the Index sponsor so that there is no change in the Market Value of the component stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the SPX from changing due to corporate actions, all corporate actions which affect the total Market Value of the SPX also require a Divisor adjustment.  By adjusting the Divisor for the change in total Market Value, the level of the SPX remains constant.  This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX.  All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the SPX.  As noted in the preceding  paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require Divisor adjustments. The table below summarizes the types of SPX maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment

Company added/deleted	Net change in market value determines Divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the SPX, no company removed from the SPX.	No

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the SPX component stocks (the “Post-Event Aggregate Market Value”).  In order that the level of the SPX (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New Divisor

New Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

Another large part of the SPX maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the SPX.  Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the SPX are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly.  In addition, changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible.  Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Fridays for implementation after the close of trading on the following Friday. If a 5% or more change causes a company’s IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis.  Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually.  In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The following graph shows the daily historical performance of the S&P 500® Index in the period from January 1, 2008 through November 15, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 15, 2016, the closing level of the S&P 500® Index was 2,180.39.

Historical Performance of the S&P 500® Index

This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth above is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the S&P 500® Index.

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The Russell 2000® Index (“RTY”)

FTSE Russell Publishes the Index

The RTY is calculated, published, and disseminated by FTSE Russell, and measures the composite price performance of stocks of 2,000 companies determined by FTSE Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98.00% of the U.S. equity market.

The RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The RTY is designed to track the performance of the small capitalization segment of the United States equity market. Real-time dissemination of the RTY began on January 1, 1987. The top five industry groups by market capitalization as of October 31, 2016 were: Financial Services, Technology, Producer Durables, Consumer Discretionary and Health Care.

Only stocks belonging to companies domiciled in the United States are allowed into the RTY. This is determined by examining the country of incorporation, country of headquarters and country of most liquid exchange (the three home country indicates, or “HCIs”). Preferred and convertible preferred stock, redeemable shares, warrants, participating preferred stock, trust receipts, installment receipts, rights, pink sheets, OTC Bulletin Board companies, business development companies, Real Estate Investment Trusts, exchange-traded funds and closed-end mutual funds are excluded from the RTY.

Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the RTY. However, if a stock falls below $1.00 on the last day of May, it will be considered eligible if the average of its daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.

The primary criterion used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of a company’s shares times the total number of available shares, as described below. Based on closing values on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) of May of each year, FTSE Russell reconstitutes the composition of the Russell 3000® Index using the then existing market capitalizations of eligible companies. As of the last Friday in June of each year, the RTY is adjusted to reflect the reconstitution of the Russell 3000® Index for that year. If, however, the last Friday is the 29th or 30th, reconstitution will occur on the preceding Friday.

Computation of the Index

The RTY is a capitalization-weighted index. FTSE Russell calculates the total market capitalization of each security to determine whether it is large enough for inclusion in one or more of the FTSE Russell indexes. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the rank day in May for those securities being considered at annual reconstitution. Initial public offering (“IPO”) eligibility is determined each quarter.

Capitalization Adjustments

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other officers and directors’ holdings, large private holdings, institutional holdings, publicly listed companies, employee stock ownership plan shares and leveraged employee stock ownership plan shares, IPO lock-ups, and government holdings is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	Officers and directors’ holdings – shares held by officers and directors are all considered unavailable and removed entirely from available shares. The float research process does allow removal of options/warrants/convertibles from the officer and director holdings when those shares are provided in a summed format within the footnotes. However, if FTSE Russell determines that a company is being excluded from index membership solely on the basis of the minimum float requirement, FTSE Russell will use best available information found within SEC filings, filed on or before the rank day in May.

•	Large private holdings – shares held by private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. Private equity and venture capital firms are considered large private holders.

•	Institutional holdings – this includes investment companies, partnerships, insurance companies, mutual funds, and banks, whose holdings will be removed from available shares if their holding is greater than 30%. If a firm has a direct relationship to the company, such as board representation, they will be considered strategic and will be excluded regardless of the size of holding per the officers and directors’ exclusion rule.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

•	Publicly listed companies – holdings are removed from the available shares of an index member. Holdings considered as Institutional will be considered as available unless the 30% threshold is surpassed, regardless of listing.

•	Initial Public Offering lock-ups – shares that are locked up during an IPO will be considered unavailable at the time the IPO enters the RTY.

•	Government holdings – shares held directly by government holders will be considered unavailable and removed completely; shares held by government investment boards and/or investment arms will be removed if the holding is 10% or more; and, shares held by government pension plans will be considered institutional holdings and will not be removed unless the holding is greater than 30%.

•	ESOP or LESOP shares – shares of corporations that have Employee Stock Ownership Plans (“ESOP”) or Leveraged Employee Stock Ownership Plans (“LESOP”) are adjusted.

Corporate Action Adjustments

Annual reconstitution is the process by which the RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get larger or smaller over time, or change in their characteristics. When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards, the stock is deleted from the RTY at either the close of the current day at the stock’s last traded price or, the following day at the closing over-the-counter (“OTC”) Bulletin Board price. The following summarizes the types of the RTY maintenance adjustments and indicates whether or not an index adjustment is required:

“No Replacement” Rule – Securities that leave the RTY for any reason (e.g. mergers, acquisitions, or other similar corporate activity) are not replaced. Therefore, the number of securities in the RTY will fluctuate according to corporate activity.

Mergers and Acquisitions – When acquisitions or mergers take place between constituent companies, the stock’s capitalization moves to the acquiring stock; as a result, mergers have no effect on the total capitalization of the RTY. Shares are updated for the acquiring stock at the time the transaction is final. If the action is determined to be final after 1:00 p.m. Eastern time, the action will be delayed and applied on the following day. If the acquiring company is a member but the acquired company is not, the acquiring company’s shares will be adjusted at the month end. If, however, the acquiring company is not a member, the target will be deleted from the RTY after the action is final.

Re-classifications of shares (pricing vehicles) – Primary share classes, or pricing vehicles, will not be assessed or changed outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary pricing vehicle change, proper notification will be made.

Rights Offerings – FTSE Russell will only adjust the RTY to account for a right if the subscription price of the right is at a discount from the market price. FTSE Russell will not apply poison pill rights or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt.

Changes to shares outstanding – Changes to shares outstanding due to buybacks (including Dutch Auctions), secondary offerings and other potential corporate activity are updated at the end of each month. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

Delisting – Only companies listed on U.S. exchanges are included in the RTY. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the RTY.

Quarterly IPO Additions – Eligible companies that have recently completed an IPO are added to the RTY at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Russell 3000® Index. Eligible companies will be added to the RTY using their industry’s average style probability established at the latest constitution. In order for a company to be added to the RTY in a quarter (outside of reconstitution), the IPO company must meet all FTSE Russell U.S. Index eligibility requirements. Also, the IPO company must meet the following criteria on the final trading day of the month prior to quarter-end: (i) priced and traded; (ii) rank larger in total market capitalization than the market-adjusted smallest company in the RTY as of the latest June reconstitution; and (iii) meet criteria (i) and (ii) during an initial offering period.

Capped Leveraged Index Return Notes®	TS-16

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Reincorporations – Members of the RTY that are reincorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that reincorporate and no longer trade in the U.S. are immediately deleted from the U.S. indexes and placed in the appropriate country within the Russell Global Index. Those that reincorporate to the U.S. during the year will be assessed during reconstitution for membership.

Spin-offs – Spin-offs will be valued using an estimate prior to ex-date. When a spin-off results in an eligible security type being listed on an eligible exchange, the spin-off company will remain in the RTY until the next index review, regardless of size. When an index constituent spins off an ineligible security type or the spin-off company is listed on an ineligible exchange only, the security will be added to the RTY on the ex-date and subsequently removed with notice at market price once “regular way” trade has commenced.

Tender offers – A company that is acquired through a tender offer will be removed from the RTY if (i) where offer acceptances are below 90%, there is reason to believe that the remaining free float is under 5% based on information available at the time; (ii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism; or (iii) offer acceptances reach 90% (initial, extension or subsequent), shareholders have validly tendered and the shares have been irrevocably accepted for payment, and all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares.

Voluntary exchange offers – A publicly traded company may offer to exchange or split-off some or all of its ownership in a separate publicly traded company. Once the offer expires, FTSE Russell will decrease the available shares in the offering company, and increase the available shares of ‘split-off’ company, based on the results of the offering. FTSE Russell will effect this change based on, but not limited to, preliminary results, company filings, and exchange notices.

Bankruptcy and Voluntary Liquidations – A company that has filed for Chapter 7 or has filed a liquidation plan will be removed from the RTY at the time of filing. If a company files for Chapter 11 bankruptcy, it will not be delisted unless it is delisted from the primary exchange.

Dividends – Gross dividends are included in the daily total return calculation of the RTY on the basis of their ex-dates rather than the pay-date because this is when the marketplace price adjustment occurs.

Stock Distributions – When a stated amount of shares are distributed on the ex-date, price adjustment and shares are increased on the ex-date. When an undetermined amount of shares are to be distributed at a future date based on earnings and profits, the price adjustment will occur on the ex-date and the shares will be increased on the pay-date.

Halted Securities – Halted securities are not removed from the RTY until the time they are actually delisted from the exchange. If a security is halted and declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted down to zero value and it will subsequently be removed from the RTY with T+2 notice. In all other cases, the security will continue to be included in the RTY at its last traded price. If the security continues to be suspended at the end of a period of up to 20 business days, FTSE Russell will review it to decide whether to remove it at zero value, repeating such review as applicable at successive 20 business day intervals until trading recommences or specified time limits expire and the security is removed.

Each month, the RTY is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Only cumulative changes to shares outstanding greater than 5% are reflected in the RTY. This does not affect treatment of major corporate events, which are ordinarily effective on the ex-date.

Capped Leveraged Index Return Notes®	TS-17

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

The following graph shows the daily historical performance of the Russell 2000® Index in the period from January 1, 2008 through November 15, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On November 15, 2016, the closing level of the Russell 2000® Index was 1,302.144.

Historical Performance of the Russell 2000® Index

This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth above is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Russell 2000® Index.

License Agreement

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities, generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. FTSE Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. FTSE Russell’s only relationship to HSBC is the licensing of certain trademarks and trade names of FTSE Russell and of the Russell 2000® Index which is determined, composed and calculated by FTSE Russell without regard to the HSBC or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the notes. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes:

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO THE OBTAINED BY HSBC, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Capped Leveraged Index Return Notes®	TS-18

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and
•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

Capped Leveraged Index Return Notes®	TS-19

Capped Leveraged Index Return Notes® Linked to a Basket of U.S. Equity Indices, due November , 2018

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement EQUITY INDICES LIRN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	Recently finalized Treasury regulations provide that withholding on “dividend equivalent” payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Capped Leveraged Index Return Notes®	TS-20